KWESST receives notice of contract award for approximately $20M over five years for software systems development for Canadian Department of National Defence

  Initial contract for five-year term with additional option years
  Value to KWESST estimated at $4M per year minimum, $20M over initial five years

May 2nd, 2023 - Ottawa - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U;  NASDAQ: KWE and KWESW; ("KWESST" or "the Company") is pleased to announce that it has received notification of contract award under a joint venture with two other defence industry partners, to perform  software systems engineering work for the Canadian Department of National Defence ("DND").  The contract component for KWESST is valued at a minimum of $4M annually for a five-year initial contract followed by five, one-year option years.  All amounts in Canadian dollars.

Under the terms of the joint venture, partners are combining their respective expertise in the Canadian and international defence Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance ("C4ISR") domain to offer specialized software development and integration solutions to the Canadian Army.

The initial term of the contract runs to May, 2028, with work expected to commence late summer or early Fall of 2023 after satisfying certain formalities and work plan definition customary for a contract of this nature.

KWESST commented that the contract win announced today represents an important validating milestone in its growth strategy as a land tactical digitization development and integration house.  "It embeds KWESST as a vital force development partner for the Canadian Army as it implements its Digital Modernization Strategy," said David Luxton, Executive Chairman at KWESST.  "It also demonstrates the power of working with strong industry partners to achieve contract wins like this."

"Today's announcement, coupled with other pending opportunities, is a pivotal development in our strategy to ramp up revenue and multi-year backlog into 2024 and beyond, for a predictable base of business centred on our Digitization capabilities," added Luxton.  "Those Digitization service offerings in turn are already pulling in opportunities to sell Counter-Threat systems, like our digital Battlefield Laser Defence System ("BLDS") and our digital PhantomTM battlefield electronic decoy system.  This is therefore a very important and exciting juncture for the Company."

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems that meet the requirements of security forces and personal defense for overmatch capability against adversaries.  The company's current portfolio of unique proprietary offerings includes its unique non-lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST is also engaged in the digitization of tactical forces for shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control System) for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons.  Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones.  These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with ATAK.  The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact: David Luxton, Executive Chairman and Interim CFO, luxton@kwesst.com

 Jason Frame, Investor Relations: frame@kwesst.com

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may include, but are not limited to: commencement of work with our joint venture partners under the new contract award, anticipated future revenue streams, orders and backlog for our products and services, and the potential of the Company's digitization services . Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts and orders for its products in 2023 and onwards for reasons beyond its control, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.